UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                              Thermo Remediation Inc.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   883592-10-7
                               ------------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
               (617) 622-1000                   Waltham, MA  02254-9046
            --------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 5, 1996
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x  ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    352,811
      SHARES

   BENEFICIALLY

     OWNED BY    8  SHARED VOTING POWER

        EACH        0
                 9  SOLE DISPOSITIVE POWER
     REPORTING
                    352,811
    PERSON WITH  10 SHARED VOTING POWER
                    0
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                352,811

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [  ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                2.8%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo TerraTech Inc.
                IRS No. 04-2925807


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x  ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    8,891,460
      SHARES

   BENEFICIALLY
                 8  SHARED VOTING POWER
     OWNED BY
                    0
        EACH     9  SOLE DISPOSITIVE POWER

     REPORTING      8,891,460
                 10 SHARED VOTING POWER
    PERSON WITH     0
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,891,460

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [  ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                69.6%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

   Item 1.  Security and Issuer.

        This Amendment relates to the shares (the "Shares") of common stock, par value $0.01 per share, of Thermo Remediation Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1964 S. Orange Blossom Trail, Apopka, Florida 32703.

   Item 2.  Identity and Background.

        This Amendment is being filed by Thermo Electron Corporation ("Thermo Electron") and its subsidiary Thermo TerraTech Inc. ("TTT" and, together with Thermo Electron, the "Reporting Persons"). The Reporting Persons are filing this Amendment pursuant to Rule 13d-2 to reflect an increase in the Reporting Persons' holdings of the Issuer's Shares since the Reporting Persons' last filing on Schedule 13D, in February 1996, of more than one percent.

        The principal business address and principal office address for each of the Reporting Persons is 81 Wyman Street, Waltham, Massachusetts 02254-9046. The Reporting Persons are both Delaware corporations.

        Thermo Electron develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. Thermo Electron also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

        TTT provides a range of specialized environmental and infrastructure design services including the engineering and construction management of water supply and wastewater treatment systems for both industry and municipalities, remediation of petroleum-contaminated soil and water, and reclamation of waste industrial fluids. TTT also provides environmental science, laboratory-based testing, and nuclear health and safety services.

        Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Persons his or her
   (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Persons, there is no person who may be deemed to be a controlling person of the Reporting Persons (except that Thermo Electron may be deemed to control TTT by virtue of its majority ownership).

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of
PAGE
   the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

        The Reporting Persons have acquired the Shares described in Item 5(c) using funds paid out of the Reporting Persons' working capital. The Reporting Persons have expended approximately $314,300 in purchasing securities of the Issuer since the date of their last filing on Schedule 13D.

   Item 4.  Purpose of Transaction

        TTT may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 50% ownership of the Issuer. The Reporting Persons may also make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as they determine to be appropriate for other purposes. In determining whether to do so for other purposes, they will consider various relevant factors, including their evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Persons and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

        Except as set forth in this Item 4 and in Item 6, neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the executive officers or directors of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

   Item 5.  Interest in Securities of the Issuer.

        (a) The Shares beneficially owned by the Reporting Persons include 8,891,460 Shares, or approximately 69.6% of the outstanding Shares, owned by TTT, and 352,811 Shares, or approximately 2.8% of the outstanding Shares, owned by Thermo Electron. Of the 8,891,460 Shares beneficially owned by TTT, 269,492 Shares are issuable to TTT if it elects to convert in full its subordinated convertible debentures of the Issuer. Of the 352,811 Shares beneficially owned by Thermo Electron, 167,411 Shares are issuable to Thermo Electron if it elects to convert in full its subordinated convertible debentures of the Issuer. To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons beneficially own an aggregate of 406,264 Shares or approximately 3.0% of the outstanding Shares. To the knowledge of the Reporting Persons, the Shares beneficially owned by all executive officers and directors of the Reporting Persons include 350,850 Shares that such persons have the right
PAGE
   to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Persons who owns Shares is set forth below:

                   Name                          Number of Shares(1)
                   ----                          -------------------


   John M. Albertine                                    4,500

   John P. Appleton                                     63,000

   Peter O. Crisp                                       4,500

   Elias P. Gyftopoulos                                 27,600

   George N. Hatsopoulos                                7,500

   John N. Hatsopoulos                                  42,182

   Frank Jungers                                        15,450

   Paul F. Kelleher                                     15,000

   Robert A. McCabe                                     4,500

   Frank E. Morris                                      26,751

   Donald E. Noble                                      10,500

   Hutham S. Olayan                                     4,500

   Peter G. Pantazelos                                  2,400

   Jeffrey L. Powell                                   111,000

   William A. Rainville                                 24,000

   Arvin H. Smith                                       2,400

   Bruce J. Taunt                                       18,000

   Polyvios C. Vintiadis                                1,500

   Roger D. Wellington                                  4,500

   All directors and current executive                 406,264
   officers as a group (22 persons)

   ____________

   (1) Shares reported as beneficially owned by Dr. Albertine, Dr. Appleton, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. McCabe, Dr. Morris, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Powell, Mr. Rainville, Mr. Smith, Mr. Taunt, Mr. Vintiadis,
    Mr. Wellington and all directors and current executive officers as a group include 4,500, 63,000, 4,500, 27,600, 7,500, 22,500, 4,500, 15,000, 4,500,
   24,450, 6,000, 4,500, 2,400, 111,000, 22,500, 2,400, 18,000, 1,500, 4,500
   and 350,850 Shares, respectively, that such person or member of the group has the right to acquire within 60 days.

        While certain directors and executive officers of the Reporting Persons are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Persons.
PAGE

        (b) The Reporting Persons and the executive officers and directors of the Reporting Persons have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. Morris include 2,301 Shares allocated to Dr. Morris' account maintained pursuant to the Issuer's deferred compensation plan for directors; and Shares beneficially owned by Mr. Jungers include 450 Shares held by his spouse. Thermo Electron presently owns more than 50% of the outstanding common stock of TTT and, therefore, may be deemed to have the power to vote and dispose of the Shares owned by TTT. However, Thermo Electron disclaims the existence of a group between itself and TTT for purposes of this
   Schedule 13D.

        (c) During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Shares. To the knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons has effected any transactions in Shares in the past 60 days.

   Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Of the 8,891,460 Shares beneficially owned by TTT, (i) 269,492 Shares are issuable to TTT if it elects to convert in full its subordinated convertible debentures of the Issuer and (ii) 62,985 Shares are subject to options to acquire such Shares granted by TTT pursuant to its director and employee stock option plans. Of the 352,811 Shares beneficially owned by Thermo Electron, (i) 167,411 Shares are issuable to Thermo Electron if it elects to convert in full its subordinated convertible debentures of the Issuer and (ii) 48,500 Shares are subject to options to acquire such Shares granted by Thermo Electron pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Persons have the right, pursuant to such options, to acquire 75,750 Shares. In addition, the following executive officers and directors of the Reporting Persons have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Mr. John N. Hatsopoulos has the right to acquire 22,500 Shares within 60 days; Dr. John
   P. Appleton has the right to acquire 63,000 Shares within 60 days; Dr. Elias P. Gyftopoulos has the right to acquire 23,100 Shares within 60 days; Mr. Paul F. Kelleher has the right to acquire 15,000 Shares within 60 days; Mr. Jeffrey L. Powell has the right to acquire 111,000 Shares within 60 days; Mr. William A. Rainville has the right to acquire 22,500 Shares within 60 days; and Mr. Bruce J. Taunt has the right to acquire 18,000 Shares within 60 days.

        During 1996, the Human Resources Committee of the Board of Directors of the Issuer (the "Committee") established a stock holding policy for executive officers of the Issuer. The stock holding policy specifies an appropriate level of ownership of the Issuer's Common Stock as a multiple of the officer's compensation. For the chief executive officer, the multiple is one times his base salary and reference bonus for the calendar year. For all other officers, the multiple is one times the officer's base salary.

        In order to assist officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the
PAGE

   Issuer is authorized to make interest-free loans to officers to enable them to purchase shares of the Common Stock in the open market. The loans are required to be repaid upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Committee.

        The Committee also adopted a policy requiring its executive officers to hold shares of the Issuer's Common Stock acquired upon the exercise of stock options granted by the Issuer. Under this policy, executive officers are required to hold one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the options.

        During 1996, the Committee also established a stock holding policy for directors, including persons who are also directors or executive officers of the Reporting Persons (John P. Appleton, Elias P. Gyftopoulos, Frank E. Morris, Jeffrey L. Powell, and William A. Rainville). The stock holding policy requires each director to hold a minimum of 1,000 shares of Common Stock.

        In addition, the Committee adopted a policy requiring directors to hold shares of the Issuer's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

   Item 7.   Material to Be Filed as Exhibits

        The following documents relating to the securities of the Issuer are incorporated herein by reference.

        (i) $2,650,000 principal amount Subordinated Convertible Note dated as of November 22, 1993, made by the Issuer, issued to TTT (filed as Exhibit 10.12 to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

        (ii) $3,000,000 principal amount of 4 7/8% Subordinated Convertible Debentures issued on May 4, 1995 to Olen & Co. for the account of Thermo Electron (filed as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended July 1, 1995 [File No. 1-12636] and incorporated herein by reference).

        (iii) Equity Incentive Plan of the Issuer (filed as Exhibit 10.7 to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

        (iv) Deferred Compensation Plan for Directors of the Issuer (filed as Exhibit 10.8) to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference.
PAGE

        (v)       Amended and Restated Directors Stock Option Plan (filed as
   Exhibit 10.9 to the Issuer's Annual Report on Form 10-K for the fiscal year ended April 1, 1995 [File No. 1-12636] and incorporated herein by reference).

        (vi) Directors Stock Option Plan, as amended and restated effective January 1, 1995 (filed as Exhibit 10.39 to TTT's Annual Report on Form 10-K for the fiscal year ended April 1, 1995 [File No. 1-9549] and incorporated herein by reference).

        (vii) Thermo TerraTech Inc.-Thermo Remediation Inc. Nonqualified Stock Option Plan (field as Exhibit 10(l) to TTT's Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 1994 [File No. 1-9549] and incorporated herein by reference).

        (viii) Amended and Restated Directors' Stock Option Plan of Thermo Electron (filed as Exhibit 10.25 to the Reporting Person's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-8002] and incorporated herein by reference).

        (ix) Thermo Electron Corporation-Thermo Remediation Inc. Nonqualified Stock Option Plan (filed as Exhibit 10.33 to Thermo Power Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 [File No. 1-10573] and incorporated herein by reference).

        (x) Stock Holdings Assistance Plan and Form of Promissory Note, filed as Exhibit 10 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 28, 1996 [File No. 1-12636] and incorporated herein by reference.
PAGE

   Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

   Date: June 13, 1997                THERMO ELECTRON CORPORATION


                                      By:  /s/Sandra L. Lambert
                                           --------------------------
                                           Sandra L. Lambert
                                           Secretary


   Date: June 13, 1997                THERMO TERRATECH INC.

                                      By:  /s/Sandra L. Lambert
                                           --------------------------
                                           Sandra L. Lambert
                                           Secretary
PAGE

                                   APPENDIX A
                                   ----------

        The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron") and/or its subsidiary Thermo TerraTech Inc. ("TTT"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254 and the business address of each executive officer of TTT is 1964 S. Orange Blossom Trail, Apopka, Florida 32703.

   John M. Albertine:                           Director, Thermo Electron
   ------------------

        Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

   Peter O. Crisp:                              Director, Thermo Electron
   ---------------

        Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is 30 Rockefeller Plaza, New York, New York 10112.

   Elias P. Gyftopoulos:                        Director, Thermo Electron
   ---------------------

        Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

   Frank Jungers:                               Director, Thermo Electron
   -------------

        Mr. Jungers is a consultant on business and energy matters. His business address is 822 N.W. Murray, Suite 242, Portland, Oregon 97229.

   Robert A. McCabe:                            Director, Thermo Electron
   -----------------

        Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

   Frank E. Morris:                             Director, Thermo Electron
   ----------------

        Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.

   Donald E. Noble:                             Director, Thermo Electron
   ----------------
                                                Director, TTT
PAGE

        For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

   Hutham S. Olayan:                            Director, Thermo Electron
   -----------------

        Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

   Roger D. Wellington:                         Director, Thermo Electron
   --------------------

        Mr. Wellington is a business consultant. His address is P.O. Box 8186, Longboat Key, Florida 34228.

   Polyvios C. Vintiadis:                       Director, TTT
   ----------------------

        Mr. Vintiadis is the Chairman and Chief Executive Officer of Towermarc Corporation, a real estate development company. His business address is Towermarc, 2 Pickwick Plaza, 4th Floor, Greenwich, CT 06830.

   George N. Hatsopoulos:                       Director, Chairman of the
   ----------------------
                                                Board and
                                                Chief Executive Officer,
                                                Thermo Electron

   John N. Hatsopoulos:                         President
   --------------------
                                                and Chief Financial Officer,
                                                Thermo Electron
                                                Director, Vice President and
                                                Chief Financial Officer, TTT

   Peter G. Pantazelos:                         Executive Vice President,
   --------------------
                                                Thermo Electron

   Arvin H. Smith:                              Executive Vice President,
   ---------------
                                                Thermo Electron

   William A. Rainville:                        Senior Vice President,
   ---------------------
                                                Thermo Electron
                                                Director and Chairman of the
                                                Board, TTT

   John W. Wood, Jr.:                           Senior Vice President,
   ------------------
                                                Thermo Electron

   Paul F. Kelleher:                            Senior Vice President, Finance
   -----------------
                                                and Administration
                                                and Chief Accounting Officer,
                                                Thermo Electron
PAGE

                                                Chief Accounting Officer, TTT

   John P. Appleton:                            Director, President and Chief
   -----------------
                                                Executive Officer, TTT

   Jeffrey L. Powell:                           Vice President, TTT
   ------------------

   Bruce J. Taunt:                              Vice President, Finance and
   ---------------
                                                Administration, TTT

   Emil C. Herkert:                             Vice President, TTT
   ---------------